

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783





Feb 3, 2009



Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Record of Decision Describes Conditions Approving Formation's Idaho Cobalt Project". It was officially released on Feb 3, 2009.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229



Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Record of Decision Describes Conditions Approving Formation's Idaho Cobalt Project

Vancouver, B.C., February 03, 2009 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") is in receipt of a new Record of Decision (ROD) which outlines the terms and conditions approving the Company's 100% owned Idaho Cobalt Project (ICP).

Bill Scales, President of Formation Capital Corporation, U.S., commenting from his office in Salmon, Idaho stated, "Provisions in this new ROD not already addressed in the original ROD are relatively minor. The new ROD requires a number of updates to the Mine Plan of Operations, such as additional measures to demonstrate how the proposed plan will protect the environment. The new terms and conditions were suggested by the letters appealing the initial ROD and do not come as a surprise to us. We have already begun working on a modified Plan of Operations and will have it completed in a short time." Scales continued, "We are very pleased to see the ROD completed".

"It is helpful to know what is expected of us", commented Guy Jeske, General Manager for the ICP. "We are working diligently to prepare the modified Plan of Operations and pending project financing, we are hoping to commence construction in the spring."

The Notice of the ROD placed in the Recorder Herald of Salmon, Idaho on January 22, 2009 indicated that the appeal period runs for 45 days from January 22, 2009 and only individuals or organizations who submitted comments or otherwise expressed interest in the project may appeal. The Notice further stated "If no appeals are filed within the 45 day time period, implementation of the decision may occur on, but not before, 5 business days from the close of the appeal period. If any appeals are filed, implementation may occur on, but not before, the 15th business day following the date of the last appeal disposition."

The Company has been successful in mitigating the concerns of environmental groups interested in the ICP and is not expecting any appeals from these parties.

"We have come down a long road, the end of which is clearly in sight", commented Mari-Ann Green, CEO of Formation Capital Corporation. "We still need to finance the project in this economic climate but the project speaks for itself and demonstrates not only its feasibility but also its environmental responsibility and sustainability."

Once in production, the Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

END

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com